INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

November 15, 2013

John Reynolds, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Goldland Holdings Co.

Comments to Preliminary Information Statement on Schedule 14C

Filed October 2, 2013

File No. 000-53505

Dear Mr. Reynolds:

I am writing as counsel to Goldland Holdings Co. (the “Company”) in response to the comments received from the U.S. Securities and Exchange Commission by a letter dated October 22, 2013 to the Company’s Preliminary Information Statement on Schedule 14C.  Simultaneous with the submission of this letter, the Company is filing an amended Preliminary Information Statement on Schedule 14C, which incorporates the changes described below.  Below are the Company’s responses to each of the comments:

General

1.

It appears that the information required by Item 14 of Schedule 14A is required in your information statement with respect to your acquisition of (1) the casino assets owned by Universal Entertainment SAS, Ltd., (2) all contracts, agreements and purchase orders pertaining to the assets, and (3) all documents relating to the assets. See Item 14(a)(3) of Schedule 14A. Please note that Item 1 of Schedule 14C requires that information from Schedule 14A, including Note A, be provided if applicable. Since you are filing the information statement to provide notice for the amendments to your certificate of incorporation and it appears that the purpose of the amendments is to satisfy conditions to the transaction with Universal Entertainment SAS, Ltd., under Note A to Schedule 14A the information in Item 14 is required, including Item 14(b)(11) pro forma financial information. Please revise to include the disclosure required by Item 14 or tell us why you have not provided this information.

The Amended Preliminary Information Statement includes a substantially revised discussion of the transaction with Universal Equipment SAS, Ltd., which includes all of the information required by Item 14(b) of Schedule 14A that is applicable to the Company or the transaction.  The discussion of the acquisition is attached hereto as Exhibit A.  In particular, the discussion includes all of the information required by Items 14(b)(1) through (7).  No information is provided in regard to Items 14(b)(8) through (10) because those subsections require only information required by Item 301 of Regulation S-K, which is not applicable to the smaller reporting companies like the Company.  The Company has not provided the financial information required by Item 14(b)(11) because the acquisition of assets does not constitute a “business acquisition.”

In determining that the equipment acquisition constitutes an “asset acquisition” rather than a “business acquisition”, the Company reviewed the guidance provided by the Financial Reporting Manual of the Division of Corporate Finance, Section 2010, “Determination of a Business.”  By way of background, the equipment is currently owned by the seller (Universal Equipment SAS, Ltd.).  Most of the equipment is used in connection with a casino operated by VOMBLOM & POMARE S.A on San Andres Isla, Colombia, which will enter into a lease of the equipment at closing of the acquisition.  Some portion of the equipment (some of the video slot and video poker machines) is located in various retail locations in South America under agreements with the merchant to split any revenues from the machine. VOMBLOM and POMARE, S.A. is commonly owned by the shareholders of the seller, and for that reason there is no formal lease agreement between VOMBLOM & POMARE S.A and the seller regarding use of the equipment.

Among the factors cited in Section 2010 that were considered by the Company are:

•

The equipment is being simultaneously leased on terms comparable to a “triple net” lease, in that the lessee is responsible for all maintenance costs, insurance and taxes on the equipment.

•

The Company will not have any responsibility for operating the casino or collecting revenue from the equipment that is located in retail locations, or paying any costs associated therewith.

•

The Company is not hiring any employees of the lessor or the lessee who manage or operate the casino or the equipment (other than consulting agreements provided to the two shareholders of the seller).

•

The Company is not acquiring or leasing the premises in which any of the equipment will mostly be used.

•

The Company is not acquiring any trade names, and no trade names are relevant since the Company will only be a lessor of the equipment to another business.

•

The Company will receive fixed lease revenues of $700,000 per year, and therefore the historical net operating income of the seller of the equipment is not relevant to shareholders.

Accordingly, the Company believes that the acquisition clearly qualifies as an asset acquisition rather than a business acquisition, and therefore the requirement to provide audited financial statements of the seller pursuant to Item 14(b)(11) does not apply to this transaction.

Acquisition and Lease of Casino Equipment, page 4

2.

Please disclose that you plan to pay the seller $3,490,107 by issuing the 17,450,535 shares at $0.20 per share after giving effect to the one-for-ten reverse stock split and disclose the percentage of your total issued and outstanding shares that are issuable in the transaction. Disclose if the transaction will result in a change of control of the company.

The Amended Preliminary Information Statement includes the disclosures requested by this comment.  See Exhibit A hereto.

3.

We note the disclosure in your most recent Form 10-K that you have no operating history as a mining company and that the mining properties on your balance sheet are recorded as an asset at $360,000. Please disclose whether the casino business transaction with Universal Entertainment SAS, Ltd. constitutes a material change to your business plan.

The Amended Preliminary Information Statement includes disclosure that the acquisition may constitute a material change in the Company’s business plan.  In the event the acquisition is consummated, the Company plans to file a Form 8-K adding the information required by Items 1 or 1A of Form 10-K for this line of business.

Authorized Shares, page 10

4.

We note the statement “[w]e have no present plans, commitments, arrangements, understandings or agreements regarding issuance of additional shares of Common Stock.” Please revise the disclosure to clarify the statement, given that you will be issuing shares of common stock as part of the Universal Entertainment SAS, Ltd. transaction.

As requested, the Amended Preliminary Information Statement amends this section to provide the requested information.  The section referred to in the comment has been amended to read as follows:

We have no present plans, commitments, arrangements, understandings or agreements regarding issuance of additional shares of Common Stock, other than:

•

the issuance of 17,450,535 shares of common stock to Universal Entertainment SAS, Ltd. to acquire the Equipment;

•

the issuance of 17,000,000 shares of common stock to certain officers, directors and significant shareholders that will be executed at the closing of the Equipment Acquisition;

•

the issuance of 19,977,980 shares as bonuses under consulting agreements that will be executed at the closing of the Equipment Acquisition;

•

an estimated 30,275,000 shares that will be issued as future compensation under consulting agreements that will be executed at the closing of the Equipment Acquisition, assuming a market price of the common stock of $0.20 per share.

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated November __, 2013, by Robert J. Mottern, counsel for the Goldland Holdings Co. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Goldland Holdings Co.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

EXHIBIT A

ACQUISITION AND LEASE OF CASINO EQUIPMENT, AND RELATED TRANSACTIONS

The Company (through its wholly-owned subsidiary, Universal Entertainment SAS, Inc.) has entered into an Asset Purchase Agreement with Universal Entertainment SAS, Ltd., a corporation formed under the laws of the Country of Colombia, to acquire certain casino equipment (the “Equipment”)(such transaction hereinafter referred to as the “Equipment Acquisition”).  The following is relevant information about the Equipment Acquisition:

Summary Term Sheet. The following is a summary of the principal terms of the Equipment Acquisition:

•

The purchase price of the Equipment is 17,450,535 shares of the Company’s Common Stock, which will represent approximately 15.3% of the issued and outstanding common stock after giving effect to a proposed one for ten reverse stock split and the other shares issued as bonuses or under consulting agreements as part of the transaction.

•

The closing of the Equipment Acquisition is conditioned on the Company’s effecting a one for ten reverse stock split.

•

At closing of the Equipment Acquisition, the Company will enter into a lease (the “Lease”) of the Equipment to VOMBLOM & POMARE S.A., a company formed under the laws of Colombia, which provides for lease payments of $700,000 per year, payable $58,333 per month, and a term of five years with one five year renewal option.

•

At closing of the Equipment Acquisition, the Company will enter into consulting agreements with two shareholders of the seller, which provide for aggregate annual compensation of $370,000 per year payable in restricted shares of the Company’s common stock, and have a term of five years.

See “Terms of Transaction” below for a more complete description of the terms of the Equipment Acquisition.

Contact Information. The name, complete mailing address and telephone number of the principal executive offices of the Company are Goldland Holdings Co., 1001 3rd Ave., W., #430, Bradenton, Florida 34205, (941) 761-7819.

Business Conducted. Prior to the Equipment Acquisition, the Company’s principal business is the ownership of 282.85 acres of land on War Eagle Mountain, Idaho, which the Company leases to Silver Falcon Mining, Inc. for $1,000,000 per year, payable $83,333 per month, plus 15% of the net smelter return from the minerals extracted by Silver Falcon Mining from the land.  The Company does not plan to exit the business of owning and leasing the land on War Eagle Mining after the Equipment Acquisition.  After the Equipment Acquisition, the Company will also be in the business of owning and leasing the Equipment. The closing the Equipment Acquisition could be considered a material change in the Company’s business plan.

Terms of Transaction. Set forth below is relevant information about the Equipment Acquisition:

Description of Equipment Acquisition: The purchase price of the Equipment is 17,450,535 shares of the Company’s Common Stock, after giving effect to a proposed one for ten reverse stock split.  The parties have agreed to value the shares at $3,490,107, or $0.20 per share.  The Equipment had an original cost of $874,970, and includes approximately 67 video poker and slot machines; 8 blackjack and miscellaneous game tables and related furniture and equipment; roulette table and related furniture and equipment; bingo equipment and furniture; casino chips, bill acceptors, coin counter and related equipment; and miscellaneous office equipment, like chairs, tables, etc.

The Asset Purchase Agreement includes a number or representations and warranties of the seller, including that the seller is duly organized and in good standing; that the seller is authorized to enter into the Asset Purchase Agreement and consummate the transactions provided for therein; that the Company will acquire good title to the Equipment free and clear of all liens, claims or encumbrances; that the seller is not acquiring the Company’s shares with a view to redistribute them; that the seller has reviewed the Company’s SEC filings.

The closing of the Equipment Acquisition is conditioned on the completion of a one for ten reverse split of the Company’s common stock, all of the representations and warranties of both parties being true as of the closing date, the execution of the Lease, the issuance of the bonus shares described below, the cancellation of the options described below, the execution of the consulting agreements described below, among other things.

Equipment Lease:  At the closing of the Equipment Acquisition, the Company will simultaneously enter into the Lease.  The Equipment will be used primarily in the operation of a casino that is owned and operated by the lessee on San Andres Isla, Colombia. However, some of the equipment, such as video poker and slot machines, will be placed in retail locations under agreements with the retail merchant to divide winnings from the machines. The Lease provides that it will commence as of September 19, 2013, will be for an initial term of five years, and will automatically renew for an additional five year term unless either party elects to terminate the lease at least 90 days prior to the expiration of the original term.  The lessee shall be responsible for maintenance of the Equipment, payment of all taxes assessed against the Equipment, and maintaining insurance on the Equipment. Lease payments will be equal to $700,000 per year, payable in monthly installments of $58,333.  During the term of the Lease, the lessee is required to provide the Company with a daily report of net revenues from the operation of the lessee’s business. Furthermore, the lessee agreed to allow an auditor to use an office in the lessee’s business for purposes of conducting a monthly audit of the lessee’s business, and to pay all costs of the auditor over $1,500 per month.

Bonus Shares:  In connection with the Equipment Acquisition, the Company plans to issue 17,000,000 post-split shares of common stock to various officers, directors and significant shareholders as a bonus for past services and support of the Company and as consideration for future services and support.  If the Equipment Acquisition is not consummated, the shares will not be issued.  Set forth below is a list of the proposed shares issuances:

Shareholder	No. of Shares
Paul Parliament	500,000
Lewis Georges	500,000
Christian Quilliam	5,000,000
New Vision Financial, Ltd.	2,000,000
Allan Breitkreuz	3,000,000
Bisell Investments, Inc.	2,000,000
Denise Quilliam	4,000,000

Total	17,000,000

Cancellation of Options:  In connection with the Equipment Acquisition, the Company plans to enter into agreements to cancel all outstanding options in consideration for $100 payable to each optionholder.  If the Equipment Acquisition is not consummated, the options will not be cancelled.  Set forth below is a list of the options that will be cancelled:

Pierre Quilliam	18,000,000
Denise Quilliam	13,250,000
Christian Quilliam	17,000,000
Thomas C. Ridenour	17,000,000
Allan Breitkreuz	17,000,000
Pascale Tutt	3,750,000
Total	86,000,000

Consulting Agreements.  In connection with the Equipment Acquisition, the Company plans to enter into consulting agreements with the principals of the seller, the seller’s investment banker and certain other consultants.  If the Equipment Acquisition is not consummated, the Company will not enter into the consulting agreements.  Set forth below is a summary of the key terms of the consulting agreements:

Consultant	Compensation	Term	Bonus Shares

Julios Kosta	$250,000/year	5 years	6,808,046
Claudia Cifuentes Robles	$120,000/year	5 years	1,361,888
Jack Frydman	$250,000/year	5 years	6,808,046
Pascale Quilliam	$150,000/year	5 years	500,000
Richard Kaiser	$2,500/month	1 year	500,000
Pierre Quilliam	$250,000/year	5 years	0
Thomas C. Ridenour	$185,000/year	5 years	3,000,000
Q-Prompt, Inc.	None	5 years	1,000,000

All of the consulting agreements provide that they are terminable at will by either party prior to the expiration of the term on thirty days’ notice to the other party.  All of the consulting agreements provide that the bonus shares will be registered on Form S-8 prior to issuance.  With the exception of Mr. Kaiser’s consulting agreement, all of the consulting agreements provide that the compensation will be paid three times per year in restricted shares of the Company’s common stock valued at the closing price of the common stock at the end of each trimester.  In Mr. Kaiser’s case, his consulting payments will be made on a monthly basis with shares of restricted common stock with a value of $1,000, and in shares of common stock registered on Form S-8 with a value of $1,500.

Consideration offered to Security Holders.  Holders of common stock will not receive any consideration as a result of the Equipment Acquisition.

Reasons for Equipment Acquisition.  The Company is entering into the Equipment Acquisition and Lease because it appeared to be an attractive business opportunity, and in order diversify the Company’s operations.  At the present time, the Company’s sole operations consist of the ownership and lease of land used in mining operations.  The lessee has recently experienced difficulties raising capital to fund its operations and development program, which has hindered its ability to make its lease payments in cash.  As a result, the lessee has paid its lease payments by issuing its shares of common stock to pay expenses of the Company.

Vote required for approval of the transaction.  The vote of holders of common stock is not required in order to approve the Equipment Acquisition, or any of the transactions that will take place in conjunction with the Equipment Acquisition, such as the execution of the Lease or the entry into the Consulting Agreements.  However, the approval of a majority of the outstanding common stock is necessary to approve the Reverse Split Amendment, which is a requirement of closing the Equipment Acquisition.  The Company has already obtained the approval of a majority of the outstanding common stock to the Reverse Split Amendment, and therefore no further votes are being solicited.

Material differences to security holders as a result of transaction.  Consummation of the Equipment Acquisition will not result in any change in the rights of holders of common stock.

Accounting treatment of transaction.  The Company plans to record the purchase of the Equipment as the acquisition of tangible, depreciable assets.  In addition, the Company will enter into a lease agreement which will be capitalized.  The value of the lease will be recorded as an asset using a discount rate of 7.5% for a term of five years.  The excess purchase price will be recorded as goodwill.

Federal income tax consequences of the transaction.  There are no material federal income tax consequences of the transaction.

Regulatory Approvals. There are no federal or state regulatory requirements which must be med in order to consummate the Equipment Acquisition.

Reports, opinions, appraisals. There are no reports, opinions or appraisals obtained in relation to the Equipment Acquisition by an outside party.

Past contacts, transactions or negotiations.  The Company is entering into the Equipment Transaction as a result of a referral made by an acquaintance of Mr. Quilliam, the Company’s chief executive officer, who said he had a friend who was a successful operator of gaming equipment in South and Central America and was interested merging a part of his operation into a public company.  Mr. Quilliam was interested in part because the Company long had an interest in acquiring mining interests in the same geographic area to complement its existing mining property on War Eagle Mountain in Idaho. As a result, an initial meeting was held in suburban Toronto among Mr. Quilliam, two directors of the Company (Allan Breitkreuz and Paul Parliament), Julios Kosta (who owned the gaming equipment) and Jack Frydman (Mr. Kosta’s investment banker).  The parties discussed both the acquisition of the gaming equipment and the acquisition of the casino at which most of the equipment was currently deployed, but the possibility of acquiring the casino was not pursued because of government restrictions that prohibit anyone other than a Columbia national from owning and operating the casino. Mr. Quilliam and Mr. Kosta met again in Canada and then in Florida, where the Company is based, and reached the agreement described herein.

Other than the agreements described herein, there are no agreements or understandings between the Company and its affiliates, on the one hand, and Universal Entertainment SAS, Ltd., and its affiliates, on the other hand, that are not described above, other than the Company has agreed to consider the principles of the Universal Entertainment SAS, Ltd. for membership on the board of directors at the time directors are being nominated for the next annual meeting of shareholders.

Effect of Equipment Acquisition and Related Transactions.  In the event the Reverse Split Amendment, the Increase Amendment and the Equipment Acquisition are consummated, and the Company issues all of the bonus shares described above, but without considering the future issuance of shares under the consulting agreements, the ownership of the Company’s directors, officers, 5% shareholders and the parties to the consulting agreements will be as follows:

	Pre-Reverse Split	Percentage	Post-Reverse Split	Transaction Shares	Post-Split and Transaction	Percentage

New Vision Financial, Ltd.	85,481,462	21.5%	8,548,146	2,000,000	10,548,146	12.6%
Pierre Quilliam	68,080,458	17.1%	6,808,046	-	6,808,046	8.1%
Thomas C. Ridenour	35,047,934	8.8%	3,504,793	3,000,000	6,504,793	7.8%
Bisell Investments Inc.	30,500,000	7.7%	3,050,000	2,000,000	5,050,000	6.0%
Christian Quilliam	26,355,677	6.6%	2,635,568	4,000,000	6,635,568	7.9%
Allan Breitkreuz	15,096,216	3.8%	1,509,622	3,000,000	4,509,622	5.4%
Denise Quilliam	2,418,940	0.6%	241,894	4,000,000	4,241,894	5.1%
Silver Falcon Mining, Inc.	500,000	0.1%	50,000	-	50,000	0.1%
Q-Prompt, Inc.	232,500	0.1%	23,250	2,000,000	2,023,250	2.4%
Pascale Quilliam	2,000	0.0%	200	500,000	500,200	0.6%
Paul Parliament	-	0.0%	-	500,000	500,000	0.6%
Lewis Georges	-	0.0%	-	500,000	500,000	0.6%
Julios Kosta/Game Touch, LLC (1)	-	0.0%	-	21,396,693	21,396,693	25.6%
Claudia Cifuentes Robles	-	0.0%	-	4,223,776	4,223,776	5.0%
Jack Frydman	-	0.0%	-	6,808,046	6,808,046	8.1%
Richard Kaiser	913,664	0.2%	91,366	500,000	591,366	0.7%
Other Shareholders	133,659,958	33.6%	13,365,996	-	13,365,996	16.0%
Issued and outstanding	398,288,809	100.0%	39,828,881	54,428,515	83,709,250	100.0%

(1)

Consisting of 14,588,647 shares that will be distributed to Game Touch, LLC by the seller of the Equipment, and 6,808,046 shares issuable to Mr. Kosta under his consulting agreement.

(2)

Consisting of 2,861,888 shares that will be distributed to Ms. Robles by the seller of the Equipment, and 1,361,888 shares issuable to Ms. Robles under her consulting agreement.

The consulting agreements provide that the compensation due thereunder is payable in shares of the Company’s common stock.  The following table shows the ownership of the Company assuming all of the compensation due under the consulting agreements is satisfied with shares valued at $0.20 per share.  The actual compensation will be paid in shares of common stock at their closing price at the end of each trimester, which could be higher or lower than $0.20 per share.

	Common Shares at Closing	Issuance of Consulting Shares	Total Ownership	Ownership %

New Vision Financial, Ltd.	10,548,146	-	10,548,146	9.3%
Pierre Quilliam	6,808,046	6,250,000	13,058,046	11.5%
Thomas C. Ridenour	6,504,793	4,625,000	11,129,793	9.8%
Bisell Investments Inc.	5,050,000	-	5,050,000	4.4%
Christian Quilliam	6,635,568	-	6,635,568	5.8%
Allan Breitkreuz	4,509,622	-	4,509,622	4.0%
Denise Quilliam	4,241,894	-	4,241,894	3.7%
Silver Falcon Mining, Inc.	50,000	-	50,000	0.0%
Q-Prompt, Inc.	2,023,250	-	2,023,250	1.8%

Pascale Quilliam	500,200	3,750,000	4,250,200	3.7%
Paul Parliament	500,000	-	500,000	0.4%
Lewis Georges	500,000	-	500,000	0.4%
Julios Kosta/Game Touch, LLC	21,396,693	6,250,000	27,646,693	24.3%
Claudia Cifuentes Robles	4,223,776	3,000,000	7,223,776	6.3%
Jack Frydman	6,808,046	6,250,000	13,058,046	11.5%
Richard Kaiser	591,366	150,000	741,366	0.7%
Other Shareholders	13,365,996	-	13,365,996	11.7%
Issued and outstanding	83,709,250	30,275,000	113,984,250	100.0%

The closing of the Acquisition could be deemed to constitute a change of control of the Company based on the issuance of shares of common stock to acquire the Equipment and under consulting agreements to parties who are not currently shareholders that will constitute approximately 42% of the issued and outstanding shares.  However, the recipients of those shares will not, by virtue of the issuance of the shares, be entitled to appoint any officers or directors of the Company.